FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               25 November, 2003


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Director Shareholding sent to the London Stock Exchange on 25 November, 2003


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
mmO2 plc

2. Name of director
David Finch

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Hill Samuel Offshore Trust Company Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary Vesting of second tranche of award of mmO2 shares under the mmO2 Restricted Share Plan granted in 2001

7. Number of shares / amount of stock acquired
201,535

8. Percentage of issued class
De minimis

9. Number of shares/amount of stock disposed


10. Percentage of issued class
De minimis

11. Class of security
Ordinary

12. Price per share
72.75 pence

13. Date of transaction
24 November 2003

14. Date company informed
25 November 2003

15. Total holding following this notification
812,247

16. Total percentage holding of issued class following this notification De minimis

If a director has been granted options by the company please complete the following boxes.


17. Date of grant


18. Period during which or date on which exercisable


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved: class, number


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


22. Total number of shares or debentures over which options held following this notification


23. Any additional information


24. Name of contact and telephone number for queries
Deborah Russell - 01753 628096

25. Name and signature of authorised company official responsible for making this notification
Deborah Russell - mmO2 Secretarial Services Manager

Date of Notification
25 November 2003


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.






                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           mmO2 plc


Date: 25 November, 2003                    By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary